SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Luby’s, Inc.
(Name of Issuer)
Common Stock, $.32 par value per share
(Title of Class of Securities)
549282101
(CUSIP Number)
Charles H. Still
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010
(713) 651-5151
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 26, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	549282101	13D	Page	2	of	10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Harris James Pappas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States Citizen

	7	SOLE VOTING POWER

NUMBER OF		3,421,178

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,421,178

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,421,178

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	549282101	13D	Page	3	of	10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Christopher James Pappas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States Citizen

	7	SOLE VOTING POWER

NUMBER OF		3,421,178

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,421,178

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,421,178

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12%

14	TYPE OF REPORTING PERSON

	IN

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Filed by the Group Pursuant to General Instruction C)
Item 1. Security and Issuer.
No change since the Amendment No. 6 to Schedule 13D was filed on June 29, 2006.
Item 2. Identity and Background.
No change since the Amendment No. 6 to Schedule 13D was filed on June 29, 2006, other than the execution of (i) Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001 (the “H. Pappas Employment Agreement Amendment”), between Luby’s Inc., a Delaware corporation (the “Company”) and Harris James Pappas (“H. Pappas”), which amended the Employment Agreement with H. Pappas to, among other things, extend the term of employment, (ii) Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001 (the “C. Pappas Employment Agreement Amendment”), between the Company and Christopher James Pappas (“C. Pappas,” and together with H. Pappas, the “Shareholders,” and each, individually, a “Shareholder”), which amended the Employment Agreement with C. Pappas to, among other things, extend the term of employment, (iii) Second Amendment dated as of October 29, 2007 to Purchase Agreement dated March 9, 2001 (the “Purchase Agreement Amendment”), between the Company and the Shareholders, which amended the Purchase Agreement, as previously amended (the “Purchase Agreement”), to, among other things, raise the maximum percentage ownership threshold, and (iv) Amendment No. 7 dated as of October 29, 2007 to Rights Agreement dated as of April 16, 1991 (the “Rights Agreement Amendment,” and, together with the H. Pappas Employment Agreement Amendment, the C. Pappas Employment Agreement Amendment and the Purchase Agreement Amendment, the “Amendments”), between the Company and American Stock Transfer & Trust Company, as Rights Agent, which amended the Rights Agreement, as previously amended, to be consistent with the Purchase Agreement, as amended by the Purchase Agreement Amendment. The Amendments are attached hereto as exhibits.
Item 3. Source and Amount of Funds or Other Consideration.
No change since the Amendment No. 6 to Schedule 13D was filed on June 29, 2006, other than the use of personal funds to exercise the Options (defined below) as described below in Item 4.
Item 4. Purpose of Transaction.
As disclosed on Schedule 13D filed by the Shareholders, jointly, on December 27, 2000, with the Securities and Exchange Commission (“SEC”), the Shareholders purchased an aggregate of 1,343,800 shares of Common Stock of the Company on the New York Stock Exchange.
As disclosed on the Amendments No. 1, No. 2 and No. 3 to Schedule 13D filed by the Shareholders, jointly, on March 16, 2001, July 23, 2001, and March 27, 2002, respectively, with the SEC, the Shareholders became executive officers and members of the Board of Directors of the Company. In such capacities they have had, and expect to continue to have, the opportunity to influence the management, and affect the performance, of the

Company, subject to the supervision of the Company’s Board. Each Shareholder was granted an option (each, individually, an “Option,” and together, the “Options”) to purchase 1,120,000 shares of common stock, $.32 par value per share, of the Company (the “Common Stock”) at an exercise price of $5 per share, as compensation for his service to the Company. The Options became exercisable by the Shareholders over three years in accordance with a vesting schedule set forth in the Options, and are otherwise subject to the terms, restrictions and limitations set forth in the Options. Notwithstanding the vesting schedule set forth in the Options, the Options became exercisable for 25% of the Common Stock granted pursuant to the Options at any time after the last sale price of the Common Stock exceeded $8.475 for twenty consecutive days on which securities are traded on the New York Stock Exchange (each, a “Trading Day”). As was disclosed on Amendment No. 2 to Schedule 13D, on June 13, 2001 the Options became exercisable for 25% of the Common Stock granted pursuant to the Options. As was disclosed on Amendment No. 3 to Schedule 13D, on March 9, 2002 an additional 25% of the Common Stock granted pursuant to the Options became exercisable by the Shareholders. According to the vesting schedule, the Options became exercisable for 75% of the Common Stock granted pursuant to the Options on March 9, 2003. The vesting schedule further provided that, on March 9, 2004, the Options became exercisable for 100% of the Common Stock granted pursuant to the Options. On October 26, 2007, the Shareholders exercised the Options in full to acquire 2,240,000 shares of Common Stock in the aggregate. The Shareholders continue to hold the shares of Common Stock acquired upon the exercise of the Options.
Also as disclosed on the Amendment No. 1 to Schedule 13D filed on March 16, 2001, the Shareholders entered into a Purchase Agreement with the Company (the “Original Purchase Agreement”) on March 9, 2001 setting forth the Shareholders’ agreed-to investment in the Company. Pursuant to and in accordance with the terms of the Original Purchase Agreement, the Shareholders purchased promissory notes (the “Original Notes”, and, individually, an “Original Note”) in the aggregate principal amount of $10 million—each receiving an Original Note for $5 million. On June 7, 2004, the Shareholders entered into a basic refinancing agreement with the Company (the “Refinancing Agreement”) providing that the Shareholders surrender the Original Notes for cancellation and receive amended and restated promissory notes (the “Notes”, and, individually, a “Note”). The Shareholders and the Company amended the Original Purchase Agreement on June 7, 2004 to refer to the Notes instead of the Original Notes (the “Amended Purchase Agreement”). The Notes were originally issued for the aggregate principal amount of $10 million—each receiving an Original Note for $5 million. The Notes were convertible into shares of Common Stock at the Shareholders’ election (the “Conversion Election”), subject to certain restrictions and limitations set forth in the Notes. Pursuant to and in accordance with the terms of the Notes, the conversion price for the Notes dropped on June 7, 2005 from $5 per share to $3.10 per share. Interest on the Notes was payable in cash. Until June 7, 2004, the Notes were convertible into an aggregate of 2,000,000 shares of Common Stock at the Shareholders’ election. As of June 7, 2005, the Notes became convertible into an aggregate of 3,225,806 shares of Common Stock at the Shareholders’ election, and at such time each Shareholder became the beneficial owner of 1,612,903 shares of Common Stock by reason of his ownership of his Note.
As disclosed on the Amendment No. 5 to Schedule 13D filed on September 15, 2005, on August 31, 2005, the Shareholders exercised the Conversion Election provided in the Notes, each acquiring directly an aggregate of 1,612,903 shares of Common Stock.
On November 8, 2005, each Shareholder was granted an additional option (each, individually, an “Additional Option,” and together, the “Additional Options”) to purchase 65,500 shares of Common Stock at an exercise price of $12.92. The Additional Options will become exercisable by the Shareholders over four years in accordance with a vesting schedule set forth in the Additional Options, and are otherwise subject to the terms, restrictions and limitations set forth in the Additional Options. Vested options must be exercised within six years of grant. On November 8, 2006, one-fourth (1/4) of the Additional Options became exercisable by the Shareholders, and at such time each Shareholder became the beneficial owner of 16,375 shares of Common Stock.
On June 16, 2006, the Company filed with the Securities and Exchange Commission a Registration Statement (File No. 333-135057) on Form S-3 (the “Registration Statement”), which registered the 6,809,606 shares of Common Stock beneficially owned by the Shareholders, in the aggregate, including the shares of Common Stock held by each Shareholder pursuant to the vested Options. The shares of Common Stock represented by the Additional Options were not registered under the Registration Statement as such shares had not vested at the time the Registration Statement was filed. The purpose of the Registration Statement is to give the Shareholders the flexibility to sell the shares of Common Stock beneficially owned by them freely to the public.

This Amendment No. 7 to Schedule 13D reflects (a) the shares of Common Stock purchased by the Shareholders on the New York Stock Exchange, (b) the number of shares of Common Stock purchased by the Shareholders upon the exercise the Options to acquire 100% of the Common Stock granted pursuant to the Options, (c) the number of shares of Common Stock directly held by the Shareholders following the exercise of the Conversion Election provided in the Notes, and (d) the number of shares of Common Stock beneficially owned by the Shareholders arising from their right to exercise one-fourth (1/4) of the Additional Options to acquire 25% of the Common Stock granted pursuant to the Additional Options.
Other than the foregoing, there has been no change since the Amendment No. 6 to Schedule 13D was filed on June 29, 2006.
The Original Purchase Agreement, including the form of Original Notes, and Options are attached as exhibits to the Amendment No. 1 to Schedule 13D filed on March 16, 2001. The Additional Options are attached as exhibits to the Amendment No. 6 to Schedule 13D filed on June 29, 2006. The Amendments are attached as exhibits to this Amendment No. 7 to Schedule 13D.
Item 5. Interest in Securities of Issuer.
(a)	Aggregate Number and Percentage of Shares Owned.

As of the date of this Amendment No. 7 to Schedule 13D, the Shareholders beneficially own an aggregate of 6,842,356 shares of Common Stock, which includes an aggregate of 32,750 shares of Common Stock that the Shareholders have a right to acquire pursuant to the exercisable portion of the Additional Options. The Shareholders beneficially own, or have a right to acquire pursuant to the exercisable portion of the Additional Options, in the aggregate 24% of the issued and outstanding Common Stock, such percentage being calculated by dividing 6,842,356 (the number of shares of Common Stock beneficially owned, including those that the Shareholders have a right to acquire pursuant to the Additional Options, by the Shareholders) by 28,393,799 (the number of issued and outstanding shares of Common Stock as of June 15, 2007, as reported in the Company’s Form 10-Q for the quarter ended May 9, 2007 plus the shares issued pursuant to the exercise of the Options). Each Shareholder owns beneficially, including through a right to acquire beneficial ownership, such number of shares of Common Stock as are set forth below:

C. Pappas	3,421,178
H. Pappas	3,421,178

TOTAL	6,842,356
     Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by the other Shareholder or which the other Shareholder has a right to acquire by option exercise.
(b)	Number of Shares Beneficially Owned by the Shareholders.

Harris James Pappas

H. Pappas has, or could have, sole power to vote, and to dispose of, 3,421,178 shares of Common Stock, which includes 16,375 shares of Common Stock that H. Pappas has a right to acquire pursuant to the exercisable portion of the Additional Option, such shares being beneficially owned by him.

Christopher James Pappas

C. Pappas has, or could have, sole power to vote, and to dispose of, 3,421,178 shares of Common Stock, which includes 16,375 shares of Common Stock that C. Pappas has a right to acquire pursuant to the exercisable portion of the Additional Option, such shares being beneficially owned by him.
     (c) There has been no change since the Amendment No. 6 to Schedule 13D was filed on June 29, 2006, other than an aggregate of 2,240,000 shares of Common Stock were acquired by the Shareholders upon the exercise of the Options to acquire 100% of the Common Stock granted pursuant to the Options. The Shareholders have not yet exercised the exercisable portion of the Additional Options.
     (d) No change since the Amendment No. 6 to Schedule 13D was filed on June 29, 2006.
     (e) No change since the Amendment No. 6 to Schedule 13D was filed on June 29, 2006.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
No change since the Amendment No. 6 to Schedule 13D was filed on June 29, 2006, except to the extent set forth in Item 2 and Item 4 hereof.
Item 7. Material to be Filed as Exhibits.

Ex. A	Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1) Under the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas.

Ex. B	Purchase Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

Ex. C	Employment Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

Ex. D	Employment Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

Ex. E	Option Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

Ex. F	Option Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

Ex. G	Registration Rights Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

Ex. H	Form of Basic Refinancing Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

Ex. I	Form of First Amendment to Purchase Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

Ex. J	Option Agreement, dated as of November 8, 2005, between the Company and Christopher J. Pappas.

Ex. K	Option Agreement, dated as of November 8, 2005, between the Company and Harris J. Pappas.

Ex. L	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001, between the Company and Christopher J. Pappas.

Ex. M	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001, between the Company and Harris J. Pappas.

Ex. N	Second Amendment dated as of October 29, 2007 to Purchase Agreement dated March 9, 2001, as amended, between the Company, Christopher J. Pappas and Harris J. Pappas.

Ex. O	Amendment No. 7 dated as of October 29, 2007 to Rights Agreement dated as of April 16, 1991, as amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

*	All Material to be Filed as Exhibits, except Exhibit L, Exhibit M Exhibit N and Exhibit O, have been filed as exhibits to the Schedule 13D filed by the Shareholders with the SEC on December 16, 2000, the Amendment No. 1 to Schedule 13D filed by the Shareholders with the SEC on March 16, 2001, the Amendment No. 4 to Schedule 13D filed by the Shareholders with the SEC on June 6, 2005, or the Amendment No. 6 to Schedule 13D filed by the Shareholders with the SEC on June 29, 2006. Exhibit L, Exhibit M Exhibit N and Exhibit O are filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2007

/s/ Harris James Pappas
Harris James Pappas

/s/ Christopher James Pappas
Christopher James Pappas

EXHIBIT INDEX

Ex. A	Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1) Under the Securities Exchange Act of 1934, dated December 26, 2000, between Harris James Pappas and Christopher James Pappas.

Ex. B	Purchase Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

Ex. C	Employment Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

Ex. D	Employment Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

Ex. E	Option Agreement, dated as of March 9, 2001, between the Company and Christopher J. Pappas.

Ex. F	Option Agreement, dated as of March 9, 2001, between the Company and Harris J. Pappas.

Ex. G	Registration Rights Agreement, dated as of March 9, 2001, among the Company, Christopher J. Pappas and Harris J. Pappas.

Ex. H	Form of Basic Refinancing Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

Ex. I	Form of First Amendment to Purchase Agreement, dated as of June 7, 2004, among the Company, Christopher J. Pappas and Harris J. Pappas.

Ex. J	Option Agreement, dated as of November 8, 2005, between the Company and Christopher J. Pappas.

Ex. K	Option Agreement, dated as of November 8, 2005, between the Company and Harris J. Pappas.

Ex. L	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001, between the Company and Christopher J. Pappas.

Ex. M	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001, between the Company and Harris J. Pappas.

Ex. N	Second Amendment dated as of October 29, 2007 to Purchase Agreement dated March 9, 2001, as amended, between the Company, Christopher J. Pappas and Harris J. Pappas.

Ex. O	Amendment No. 7 dated as of October 29, 2007 to Rights Agreement dated as of April 16, 1991, as amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

*	All Material to be Filed as Exhibits, except Exhibit L, Exhibit M Exhibit N and Exhibit O, have been filed as exhibits to the Schedule 13D filed by the Shareholders with the SEC on December 16, 2000, the Amendment No. 1 to Schedule 13D filed by the Shareholders with the SEC on March 16, 2001, the Amendment No. 4 to Schedule 13D filed by the Shareholders with the SEC on June 6, 2005, or the Amendment No. 6 to Schedule 13D filed by the Shareholders with the SEC on June 29, 2006. Exhibit L, Exhibit M Exhibit N and Exhibit O are filed herewith.